

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2013

Via E-Mail
Gil Efron
Chief Financial Officer
Kamada Ltd.
7 Sapir Street
Kiryat Weizmann Science Park
P.O. Box 4081
Ness Ziona 74140
Israel

> **Re:** **Kamada Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed May 15, 2013**
> **File No. 333-187870**

Dear Mr. Efron:

We have reviewed your amended registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an additional amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Our Results of Operations, page 56

1. In a risk factor at the bottom of page 20 carrying over to page 21 you discuss the potential impact if your new production process is not approved by the FDA, including the potential write off of inventory produced using the new methods. However, you do not appear to disclose the capitalization of any inventory costs under these new methods until the last page of your interim financial statements, page F-58, in Note 4b. Please revise your MD&A disclosure to highlight this known uncertainty and the potential impact on your results of operations, financial position and liquidity.

Results of Operations
Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012
Segment Results
Revenues, page 61

2. You indicate that the decrease in revenue from the first quarter of 2012 to the first quarter of 2013 was in part due to a $4.4 million decrease in your Proprietary Products segment revenues, mainly attributable to a decrease in sales volume of Glassia to Baxter due to the timing of orders from Baxter and your expected timetable for receiving FDA approval for the proposed changes to your production process. In your disclosure on page 70 regarding net cash used in operating activities for 2012, you indicate that the increase in inventory of $4.9 million was due to higher production at the end of 2012 in anticipation of sales in 2013. Please address the following in revised disclosure:

    * the factors that changed from your December 31, 2012 buildup of inventory for anticipated sales to the lack of Glassia orders in the quarter ended March 31, 2013; and

    * how the expected timetable for receiving FDA approval for the proposed changes to your production process impacted your revenue decrease from the prior year quarter and quantify the amount of the decrease due to this factor.

3. Revise your disclosure to clarify the nature of the milestone achieved that resulted in revenues of $4.5 million in 2013.

Notes to Consolidated Financial Statements
Note 22: Share-Based Payment, page F-36

4. We acknowledge your response to our comment 3 and your revised disclosure. As Paragraph 16 of IFRS 2 states that "an entity shall measure the fair value of equity instruments granted at the measurement date" and the fact that you have disclosed that the measurement date has not yet been met, please revise your disclosure to clarify your accounting upon the occurrence of the measurement date. Your revised disclosure appears to indicate that you are currently accounting for the options based on your expectation of vesting during the period.

Note 2: Significant Accounting Policies
b. new standards, interpretations and corrections first applied by the Company
1. IAS 19 (revised)- Employee Benefits, page F56

5. IAS 8 defines retrospective application as applying a new accounting policy to transactions, other events and conditions as if that policy had always been applied. With regards to your retrospective application of IAS 19 (Revised), please revise your financial information and related disclosures to retrospectively apply IAS 19 (Revised) for all periods presented in the registration statement or tell us the accounting literature that supports your accounting presentation in the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, Daniel Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail: Andrew D. Thorpe